CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

[redacted]

31 October 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Wellington Underwrit Offer Discussions	24/10/2006
REG-Catlin Group Limited Holding(s) in Company	24/10/2006
REG-Citigroup GM UK Eqty EPT Disclosure	25/10/2006
REG-Catlin Group Limited Rule 2.10 Announcement	25/10/2006
REG-Cazenove Rule 8.1-Catlin Group Limited	25/10/2006
REG-UBS AG (EPT) EPT Disclosure	25/10/2006
REG-Lloyds TSB - Securities Administration Rule 8.3 - Catlin Group	26/10/2006
REG-UBS AG (EPT) EPT Disclosure	26/10/2006
REG-Citigroup GM UK Eqty EPT Disclosure	27/10/2006
REG-UBS AG (EPT) EPT Disclosure	27/10/2006
REG-UBS AG (EPT) EPT Disclosure	27/10/2006
REG-Catlin Group Limited Offer for Wellington - Part 1	30/10/2006
REG-Catlin Group Limited Offer for Wellington - Part 2	30/10/2006
REG-Catlin Group Limited Offer for Wellington - Part 3	30/10/2006

Dew 11/7

REG-UBS AG (EPT) EPT Disclosure	30/10/2006
REG-Citigroup GM UK Eqty EPT Disclosure	31/10/2006

Yours faithfully,

Pramila Bharj

Enc.

REG-Wellington Underwrit Offer Discussions
Released: 24/10/2006

RNS Number:9626K
Wellington Underwriting PLC
24 October 2006

IMMEDIATE 24 October 2006

Wellington Underwriting plc ("Wellington" or the "Company")

Discussions relating to a possible offer

The Board of Wellington (the "Board") notes the recent increase in its share price.

The Board confirms that it is in discussions with Catlin Group Limited ("Catlin") which may or may not lead to a cash and shares offer being made for the Company.

The Board will need to be satisfied, inter alia, that the business plan for the enlarged group is likely to deliver greater value to Wellington shareholders than Wellington's standalone strategic plans. In the absence of an offer which satisfies this requirement, Wellington will continue to work towards the delivery of its stated strategic objectives as set out in its interim results for the six months ended 30 June 2006.

Discussions between the parties are continuing and the Board will update shareholders in due course. In the meantime the Board advises shareholders of Wellington to take no action.

This statement is being made with the approval of Catlin, but does not represent a firm intention by Catlin to make an offer for the purposes of the City Code on Takeovers and Mergers (the "Code"). There can be no certainty that an offer will ultimately be made or on the value or other terms at which any offer may be made.

For further information:

Wellington

Preben Prebensen: +44 (0) 20 7337 2000

Katherine Letsinger: +44 (0) 20 7337 2000

Financial Dynamics

Robert Bailhache: +44 (0) 20 7269 7200

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Catlin or Wellington, all "dealings" in any "relevant securities"

of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Catlin or Wellington, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Catlin or of Wellington by Catlin or Wellington, or by any of their / its respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

END
OFDDGMZGDDLGVZM

REG-Catlin Group Limited Holding(s) in Company
Released: 24/10/2006

RNS Number:9666K
Catlin Group Limited
24 October 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, BARCLAYS CAPITAL INC, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		5,100
BARCLAYS CAPITAL NOMINEES LIMITED		574,131
BARCLAYS CAPITAL NOMINEES LIMITED		5,100
BNP PARIBAS		35,910
BOISS NOMINEES LTD	4224361	116,391
CHASE NOMINEES LTD	16376	62,898
CHASE NOMINEES LTD	20947	5,680,501
CHASE NOMINEES LTD	21359	180,032
CHASE NOMINEES LTD	28270	42,963
CHASE NOMINEES LTD	28270	96,596
CIBC MELLON GLOBAL SECURITIES		28,862
Clydesdale Nominees HGB0125	120192701	5,000
INVESTORS BANK AND TRUST CO.		581,000
INVESTORS BANK AND TRUST CO.		87,886
INVESTORS BANK AND TRUST CO.		66,298
INVESTORS BANK AND TRUST CO.		1,354,471
INVESTORS BANK AND TRUST CO.		47,307
INVESTORS BANK AND TRUST CO.		1,683
INVESTORS BANK AND TRUST CO.		2,311
JP MORGAN (BGI CUSTODY)	16331	28,064
JP MORGAN (BGI CUSTODY)	16341	62,302
JP MORGAN (BGI CUSTODY)	16341	192,090
JP MORGAN (BGI CUSTODY)	16344	70,365
JP MORGAN (BGI CUSTODY)	16345	106,741
JP MORGAN (BGI CUSTODY)	16400	964,964
JP MORGAN (BGI CUSTODY)	18409	113,350

JPMORGAN CHASE BANK	224,365
JPMorgan Chase Bank	57,594
Master Trust Bank	28,914
Mellon Trust - US CUSTODIAN /	61,629
MELLON TRUST OF NEW ENGLAND	36,507
NORTHERN TRUST BANK - BGI SEPA	92,694
NORTHERN TRUST BANK - BGI SEPA	70,269
STATE STREET BANK & TRUST - WI	65,973
STATE STREET BOSTON	66,121
STATE STREET TRUST OF CANADA -	62,761
The Northern Trust Company - U	44,171
Trust & Custody Services Bank	46,572
Total	11,369,886

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

558,011

8. Percentage of issued class

0.34%

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 17 OCTOBER 2006. "SHARES DISPOSED" IS DECREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

23 October 2006

12. Total holding following this notification

11,369,886

13. Total percentage holding of issued class following this notification

6.95%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

24 October 2006

END
HOLUSAVRNWRRUAA

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 25/10/2006

RNS Number:0028L
Citigroup Global Markets UK EqtyLtd
25 October 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	24 October 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
63,836	GBP 5.0775	GBP 4.9200

Total number of securities sold	Highest price received (Note 3)	Lowest price
118,616	GBP 5.0150	GBP 4.9500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	E (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	25 October 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFFAILLEFIR

Catlin Group

RECEIVED

2006 NOV -6 P 1:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Print

REG-Catlin Group Limited Rule 2.10 Announcement
Released: 25/10/2006

RNS Number:0027L
Catlin Group Limited
25 October 2006

Catlin Group Limited

Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, the Company confirms that it has 163,744,088 common shares of $0.01 each in issue as at the close of business on 24 October 2006. The ISIN reference for these securities is BMG196F11004.

Daniel Primer
Company Secretary
020 7626 0486

This information is provided by RNS
The company news service from the London Stock Exchange

END
RTTAKPKBCBDKDKB

Catlin Group

REG-Cazenove Rule 8.1-Catlin Group Limited
Released: 25/10/2006

RNS Number:0182L
Cazenove
25 October 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Cazenove
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary US$ 0.01c
Date of dealing	24th October 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		
	Number	(%)	Number
(1) Relevant securities	NIL		NIL
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Sale	Number of securities	Price per un:
	8,649	£4.995
	18,941	£5.05p
	4,173	£5.0525p

The above trades were executed to flatten a Book position. The trade has been approved by the Panel and has no Code consequences.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	E (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri(

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per un:

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) /NO

Date of disclosure	25th October 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	020 7155 5017
Name of offeree/offeror with which associated	Catlin Group Limited
Specify category and nature of associate status (Note 10)	2

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

DCCDGMZGMKRGVZM

Catlin Group

Print

REG-UBS AG (EPT) EPT Disclosure
Released: 25/10/2006

RNS Number:0208L
UBS AG (EPT)
25 October 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	24 OCTOBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
54,785	5.001 GBP	4.9400 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
60,744	5.0200 GBP	4.9225 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	25 OCTOBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDGGGDGGLU

REG-Lloyds TSB - Securities Administration Rule 8.3 - Catlin Group
Released: 26/10/2006

LONDON--(Business Wire)--

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

-0-

*T

Name of person dealing (Note 1)	Lloyds TSB Group Plc and its Subsidiaries
Company dealt in	Catlin Group Ltd (CGL)
Class of relevant security to which the dealings being disclosed relate (Note 2)	COM STK USD0.01
Date of dealing	25 October 2006

*T

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

-0-

*T

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	3,034,450	1.853		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,034,450	1.853		

*T

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

-0-

*T

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	NIL	NIL	NIL	NIL

*T

(c) Rights to subscribe (Note 3)

-0-

*T

Class of relevant security:	Details

*T
3. DEALINGS (Note 4)
(a) Purchases and sales
-0-
*T

Purchase/sale	Number of securities	Price per unit (Note GBP
SALE	204,592	5.00

*T
(b) Derivatives transactions (other than options)
-0-
*T

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

*T
(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying
-0-
*T

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opt pa: pe 5)

*T
(ii) Exercising
-0-
*T

Product name, e.g. call option	Number of securities	Exercise price per ur

*T
(d) Other dealings (including new securities) (Note 4)
-0-
*T

Nature of transaction (Note 8)	Details	Price per unit (if ap 5)

*T
4. OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
-0-
*T
Full details of any agreement, arrangement or understanding between the person disclosing person relating to the voting rights of any relevant securities under any option referrec form or relating to the voting rights or future acquisition or disposal of any relevant : which any derivative referred to on this form is referenced. If none, this should be stat

*T
Is a Supplemental Form 8 attached? (Note 9) NO
-0-
*T

Date of disclosure	26 October 2006
Contact name	Aaron Mayoss
Telephone number	020 7921 3134
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

*T
Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
Lloyds TSB - Securities Administration

REG-UBS AG (EPT) EPT Disclosure
Released: 26/10/2006

RNS Number:0936L
UBS AG (EPT)
26 October 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	25 OCTOBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
8,485	5.080 GBP	4.980 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
242,273	5.080 GBP	4.995 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	74,709	4.995 GBP

Date of disclosure	26 OCTOBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBDBDGIGDGGLL

Catlin Group

REG-Citigroup GM UK Eqty EPT Disclosure
Released: 27/10/2006

RNS Number:1379L
Citigroup Global Markets UK EqtyLtd
27 October 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	26 October 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
	GBP	GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price
15,000	GBP 5.1000	GBP 5.1000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pri

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	27 October 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6)	Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMIIFLAILLDFIR

Catlin Group

RECEIVED
2006 NOV -6 P 1:1?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Print

REG-UBS AG (EPT) EPT Disclosure
Released: 27/10/2006

RNS Number:1520L
UBS AG (EPT)
27 October 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	26 OCTOBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
667	5.095 GBP	5.070 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
24,477	5.060 GBP	5.140 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	27 OCTOBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 9289
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBBDGUXDGGLR

REG-UBS AG (EPT) EPT Disclosure
Released: 27/10/2006

RNS Number:1536L
UBS AG (EPT)
27 October 2006

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS

BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	26 OCTOBER 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	-	0.00%	38,500	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	-	0.00%	38,500	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to				

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8)
NO

Date of disclosure	27 OCTOBER 2006
Contact name	NIMISHA SACHDEV
Telephone number	0207 568 9289
Name of offeree/offeror with which connected	Catlin Group Limited
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBBDGRSDGGLR

Disclaimer

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The information contained in the following pages is restricted and is not for release, publication to, distribution in, or into the United States, Canada, Australia or Japan.

The information contained in this website does not constitute an offer of, or the solicitation of an offer to buy or subscribe for, ordinary shares of Catlin Group Limited (the "Company", and such ordinary shares, the "Securities") in the United States or to any person in any other jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, Canada or Japan.

The offer and sale of the Securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or under the applicable securities laws of Australia, Canada, Japan or the United States or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, Japan or the United States and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No public offering of Securities of the Company is being made in the United States. The Securities offered and sold outside the United States are being offered in reliance on Regulation S under the Securities Act.

I agree | No, I cannot certify

RNS Number:1973L
Catlin Group Limited
30 October 2006

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

RECOMMENDED OFFER BY CATLIN GROUP LIMITED FOR WELLINGTON UNDERWRITING PLC

SUMMARY

The Boards of Catlin and Wellington are pleased to announce the terms of a recommended Offer to be made by Catlin for the whole of the issued and to be issued share capital of Wellington.

- Wellington Shareholders to receive 0.17 New Catlin Shares and 35 pence in cash for each Wellington Share. A Mix and Match Facility will also be available

- Offer values each Wellington Share at approximately 121 pence and the existing issued share capital of Wellington at £591 million, based on the closing middle market price of Catlin on 27 October 2006, being the last Business Day prior to this Announcement

- Offer represents a premium for Wellington Shareholders of approximately 25 per cent. to the closing middle market price of Wellington on 23 October 2006, being the last Business Day prior to the announcement that Catlin and Wellington were in discussions

- Offer also represents a premium for Wellington Shareholders of approximately 31 per cent. to the average Wellington Share price over the one month period prior to 24 October 2006, being the Business Day of the announcement that Catlin and Wellington were in discussions

- Wellington Shareholders will own approximately 34 per cent. of the Enlarged Group. The Offer has been structured to enable Wellington Shareholders to enjoy the benefits that will flow from the transaction as continuing shareholders in the Enlarged Group

- Acquisition will create a major international specialty property and casualty insurer with gross premiums of approximately $2.4 billion and a pro forma market capitalisation of approximately £1.3 billion

- Catlin will become the largest underwriting operation at Lloyd's, will be a leading player in Bermuda and will have a strong platform to accelerate the development of its US business

- Stephen Catlin will be CEO of the Enlarged Group; key Wellington executives will be an integral part of the Enlarged Group's management team

- Catlin's total 2006 dividend is expected to be increased to 23 pence a share. Represents full year increase of 48 per cent. for Catlin Shareholders; rebased Catlin dividend will also provide significant income uplift to Wellington Shareholders - implied pro forma uplift of 37 per cent. on 2005 dividend

- Acquisition expected to be earnings neutral in 2007 (after restructuring charges) and significantly earnings enhancing in 2008 and beyond(1). Expected post-tax synergies from the combination of $70 million, to be achieved in full by 2008

- Application to be made to Lloyd's by Wellington for permission to cease Syndicate 2020 with effect from 31 December 2006, with the capital provided by Wellington Corporate Members to that syndicate being made available to support Catlin's Syndicate 2003 for the 2007 year of account. Compensation will be paid to unaligned members for the cessation of Syndicate 2020 if the Cessation Application is approved. The Cessation Application is expected to be determined by early December 2006

The Offer will be implemented by way of a recommended offer by Catlin for Wellington and will be conditional on, inter alia, the approval of Catlin Shareholders and the satisfaction of relevant regulatory conditions.

The Board of Catlin intends unanimously to recommend that Catlin Shareholders vote in favour of the Acquisition at the Special General Meeting and the Board of Wellington intends unanimously to recommend that Wellington Shareholders accept the Offer. Wellington's Directors have given Catlin irrevocable undertakings to accept the Offer in respect of their own Wellington Shares.

The Acquisition is expected to complete by 31 December 2006.

Commenting on the Offer, Stephen Catlin, Chief Executive of Catlin, said:

"The combination of our two complementary businesses will create substantial value for both Catlin and Wellington shareholders.

In London, the enlarged syndicate will be the largest at Lloyd's in terms of stamp capacity with substantial strength across key sectors of the market. In the US, our operations form a natural fit and the Acquisition will accelerate our announced US expansion. At the same time, we have identified substantial synergies in reinsurance, tax, operations and investments, which will benefit earnings in 2008 and beyond.

The combination further diversifies our underwriting portfolio, fulfilling our objective of seeking uncorrelated risk. We look forward to the opportunities that this expansion will bring."

Commenting on the Offer, Preben Prebensen, Chief Executive of Wellington, said:

"The combination with Catlin accelerates Wellington's planned entry into the Bermuda market and facilitates a restructuring of our relationship with third party capital providers without recourse to shareholders, whilst at the same time creating a group with the scale, diversity and depth of talent to compete on a global stage."

John Barton, Chairman of Wellington, said:

"We believe that the Offer is attractive for Wellington Shareholders. Having carefully considered the proposed Offer terms and the plans for the Enlarged Group, we are confident that the Offer will deliver more certain and greater value to Wellington Shareholders than our stand-alone strategic plans."

This summary should be read in conjunction with and is subject to the full text of the attached Announcement (including the Appendices). The Offer, when made, will be subject to the Conditions and Further Terms set out in Appendix I and the terms and conditions to be set out in the Offer Document when issued.

The sources and bases of information contained in this Announcement are set out in Appendix II and the definitions of certain expressions used in this Announcement are set out in Appendix III.

A presentation to analysts will be held today at 09:00 AM at Catlin's London offices (3 Minster Court, Mincing Lane, London EC3R 7DD). A copy of the presentation will be available on www.catlin.com in due course.

ENQUIRIES

For further information, contact:

Catlin
James Burcke (Head of Communications, London)
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767738
Email: james.burcke@catlin.com

William Spurgin (Head of Investor Relations, London)
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314365
Email: william.spurgin@catlin.com

JPMorgan Cazenove
Sole financial adviser and joint corporate broker to Catlin
Tel: +44 (0)20 7588 2828
Tim Wise
Robert Thomson
Conor Hillery

UBS Investment Bank
Joint corporate broker to Catlin
Tel: +44 (0)20 7567 8000
Phil Shelley

Maitland
Public relations adviser to Catlin
Liz Morley
Neil Bennett
Tel: +44 (0)20 7379 5151
Email: emorley@maitland.co.uk

Wellington
Tel: +44 (0)20 7337 2000
Preben Prebensen (Chief Executive)

Lexicon Partners
Sole financial adviser to Wellington
Tel: +44 (0)20 7653 6000
Angus Winther
James Viggers

Citigroup Global Markets
Sole corporate broker to Wellington
Tel: +44 (0)20 7986 4000
Andrew Thompson

Financial Dynamics
Public relations adviser to Wellington
Tel: +44 (0)20 7269 7200
Rob Bailhache
Geoffrey Pelham-Lane

Note:

1. The statements that the Acquisition will be earnings enhancing do not constitute a profit forecast and should not be interpreted to mean that the earnings per share in the first full financial year following the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial year.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer, the contents of this Announcement, or any matter referred to herein.

UBS Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the Offer, the contents of this Announcement, or any matter referred to herein.

Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Lexicon Partners or for providing advice in relation to the Offer, the contents of this Announcement, or any matter referred to herein.

Citigroup Global Markets, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Citigroup Global Markets or for providing advice in relation to the Offer, the contents of this Announcement, or any matter referred to herein.

This Announcement does not constitute, or form part of, any offer for or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus which Catlin intends to despatch shortly to Wellington Shareholders. Such documents will contain important information which Wellington Shareholders are urged to read carefully.

The release, publication or distribution of this Announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this Announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer (including the Mix and Match Facility) to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Offer Document and the Prospectus.

The information contained herein is not for publication or distribution into the United States. The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States or any other jurisdiction. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration. No public offering of the securities will be made in the United States of America. The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in Canada or Australia or such other jurisdiction.

This Announcement, including information included or incorporated by reference, may contain a number of forward-looking statements relating to Catlin and Wellington with respect to, among others, the following: financial condition; results of operation; the businesses of Catlin and Wellington; future benefits of the transaction; and management plans and objectives. Catlin and Wellington

consider any statements that are not historical facts to be "forward-looking statements". These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by them. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, the following possibilities: future revenues are lower than expected; costs or difficulties relating to the combination of the businesses of Catlin and Wellington, or of other future acquisitions, are greater than expected; expected cost savings from the transaction or from other future acquisitions are not fully realised or not realised within the expected time frame; competitive pressures in the industry increase; general economic conditions or conditions affecting the relevant industries, whether internationally or in the places Catlin and Wellington do business are less favourable than expected, and/or conditions in the securities market are less favourable than expected.

The estimated operational cost savings and financial synergies have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risk, uncertainties and other factors. Because of this, the cost savings and financial synergies referred to may not be achieved, or those achieved could be materially different from those estimated. These statements should not be interpreted to mean that the earnings per share in the first full financial year following the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

Catlin Shareholders and Wellington Shareholders should note that the prior consent of the Financial Services Authority and Lloyd's (and potentially other regulatory authorities in jurisdictions in which the Catlin Group and/or the Wellington Group conduct their business) will be required for any person either alone or with their associates to hold or control, directly or indirectly, 10 per cent. or more of Catlin's common issued share capital following the Acquisition, as that person will be regarded as a "controller" of the regulated insurance entities in the Enlarged Group. In order to obtain such consents, the relevant person will be required to provide certain information to the Financial Services Authority, Lloyd's or other regulatory bodies (as applicable) and may be required to give certain undertakings in respect of its interest. If the relevant person fails to obtain such consent, the Catlin Board may invoke provisions contained in Catlin's byelaws which may result in some or all of the shares in Catlin (including the New Catlin Shares) held by such person ceasing to carry the right to vote or in the person being required to sell some or all of its shares in Catlin. Shareholders should also be aware that the Financial Services Authority may exercise the powers conferred on it by section 189 of the FSMA and may impose criminal sanctions under section 191 of the FSMA.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Catlin or of Wellington, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is withdrawn or until the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Catlin or Wellington, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Catlin or of Wellington by Catlin or Wellington, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in

issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Not for release, publication or distribution, in whole or in part, in, into or from Australia, Canada or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

RECOMMENDED OFFER BY CATLIN GROUP LIMITED FOR WELLINGTON UNDERWRITING PLC

1. Introduction

The Boards of Catlin and Wellington are pleased to announce the terms of a recommended Offer to be made by Catlin for the whole of the issued and to be issued share capital of Wellington.

2. The Offer

The Offer, which will be subject to the Conditions and Further Terms set out in Appendix I, and to the terms and conditions to be set out in the Offer Document and Form of Acceptance and Election, will be made on the following basis:

0.17 New Catlin Shares and 35 pence in cash for each Wellington Share.

The Offer:

- values each Wellington Share at approximately 121 pence and the existing issued share capital of Wellington at £591 million based on the closing middle market price of Catlin on 27 October 2006, being the last Business Day prior to this Announcement;

- represents a premium for Wellington Shareholders of approximately 25 per cent. to the closing middle market price of 97.25 pence per Wellington Share on 23 October 2006, being the last Business Day prior to the announcement that Catlin and Wellington were in discussions; and

- represents a premium for Wellington Shareholders of approximately 31 per cent. to the average Wellington Share price over the one month period prior to 24 October 2006, being the Business Day of the announcement that Catlin and Wellington were in discussions.

Full acceptance of the Offer, assuming no options existing under the Wellington Share Schemes are exercised, would result in the issue of up to approximately 83 million New Catlin Shares representing approximately 34 per cent. of the issued common share capital of Catlin as enlarged by the Acquisition. In addition, Wellington Shareholders will receive cash consideration, in aggregate, of approximately £170 million.

The consideration in the form of New Catlin Shares will allow Wellington Shareholders to participate in future value creation and dividends payable by the Enlarged Group, including the benefit of cost and revenue synergies not otherwise available to Wellington Shareholders as a stand-alone business.

A Mix and Match Facility will be available to Wellington Shareholders pursuant to which Wellington Shareholders may, subject to availability, elect to vary the proportions in which they receive New Catlin Shares and cash in respect of their holdings of Wellington Shares. Further details of the Mix and Match Facility are set out in paragraph 6 below.

The Offer is final and will not be increased, except that Catlin reserves the right to increase the Offer if any third party announces a firm intention to make an offer for Wellington.

Applications will be made for the New Catlin Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities.

The Wellington Shares will be acquired by Catlin pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, pre-emptive rights and other third party rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid after the date of this Announcement. For the avoidance of doubt, the interim dividend of 1.6 pence per Wellington Share payable in respect of the six months ended 30 June 2006 will remain payable to Wellington Shareholders on the register as at the close of business on 15 September 2006.

When made, the Offer will be subject to the Conditions and Further Terms and to the further terms and conditions to be set out in the Offer Document and Form of Acceptance and Election including, inter alia, (i) the approval of Catlin Shareholders at the Special General Meeting, (ii) the admission of the New Catlin Shares to the Official List becoming effective in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Admission and Disclosure Standards and (iii) the receipt of certain regulatory consents from the Financial Services Authority, Lloyd's and other regulatory bodies.

Further details of the bases and sources of certain information set out in this Announcement are contained in Appendix II.

3. Background to and Reasons for the Offer

Catlin and Wellington's existing businesses are a strong complementary fit and the Acquisition is expected to bring material benefits to both businesses. The Enlarged Group will be a major international specialty insurance business with well established underwriting platforms in the United Kingdom and Bermuda and a significantly enhanced underwriting and distribution platform in the US.

Both businesses have strong operational and underwriting expertise which will be further strengthened and diversified through the combination. While both Catlin and Wellington have among the largest Lloyd's syndicates, Catlin has a well developed Bermuda platform - an area where Wellington has plans to expand. In the US, Wellington has a growing business generating approximately $280 million in gross premiums written in 2006 which will accelerate Catlin's existing plans to develop in that market. The combination therefore creates the opportunity for both significant cost savings and revenue growth. Each of Catlin's four operating platforms - Lloyd's, Bermuda, US and Catlin UK - will be strengthened as a result of the Acquisition.

In particular, the Catlin Board believes that the Acquisition will provide the following benefits:

Major enhancement of Catlin's operating platforms

- Catlin will become the largest underwriting operation at Lloyd's based on 2007 combined stamp capacity of up to £1.25 billion

- The enlarged Catlin US will have pro forma gross premiums written in 2006 in excess of $300 million

- Catlin Bermuda will grow through increased intercompany reinsurance cessions and further underwriting opportunities

- Catlin UK will develop further through writing business classes also currently underwritten by Wellington

Accelerates development of Catlin's US business

- Acquisition of Wellington advances Catlin's existing expansion plans in the US by approximately two years

- Acquisition will enhance management, underwriting staff and range of products

- Catlin's US expense ratio will be significantly lowered for 2007/8

Further diversifies and strengthens Catlin's underwriting operations

- Combination will broaden Catlin's already diversified underwriting portfolio

- Additional non-catastrophe related risk added to the portfolio

- Wellington brings strong reputation for underwriting skill

- Addition of underwriting talent will bolster Catlin's team

Strengthens Catlin's balance sheet

- Greater financial resources will be a positive factor for clients, brokers and shareholders

- Gross assets under management increase 82 per cent. to $4.5 billion

- Tangible net asset value increases 29 per cent. to $1.3 billion

- Total net asset value increases 73 per cent. to $1.9 billion

Expected to deliver significant synergy benefits

- Expected post-tax synergies from the combination of $70 million, to be achieved in full by 2008; a restructuring charge of approximately $20 million pre-tax is expected to be incurred in 2007

- Reinsurance synergies expected due to greater diversification and therefore reduced insurance need, and economies of scale

- Significant tax synergies expected through maintenance of capital in Catlin Bermuda, resulting in an anticipated Catlin Group tax rate not exceeding 15 per cent.

- Operating synergies expected to stem from scale efficiencies including information technology, professional services and office costs

- Investment synergies expected as a result of increased portfolio size and reduced investment management fee rates

4. Financial Effects on Catlin

The Acquisition is expected to be earnings neutral for Catlin in 2007 (after restructuring charges) and significantly earnings enhancing in 2008 and beyond(1).

5. Dividend Policy

The Board of Catlin expects to declare a 2006 final dividend of 17 pence, bringing the full year 2006 dividend to 23 pence per Catlin Share. This represents an increase of 48 per cent. on the full year 2005 dividend paid to Catlin Shareholders.

The New Catlin Shares will qualify for the 2006 final dividend which is expected to be paid to shareholders of the Enlarged Group in May 2007. The rebased dividend will deliver significant income uplift to Wellington Shareholders. Taking account of the terms of the Offer, Wellington Shareholders would have benefited from a pro forma income uplift of 37 per cent. on their full year 2005 dividend at Catlin's rebased 2006 level.

The Board of Catlin anticipates that the dividend will grow over time from this rebased level of 23 pence. The rebasing is driven by the expected enhancement to

Catlin's earnings as a result of the Acquisition and signals the Catlin Board's confidence in the Catlin Group's outlook.

Catlin remains committed to providing an attractive return to shareholders through the dividend and will continue to adopt its current policy under which payments are linked to recent trends in the performance of the Catlin Group and its future prospects.

6. Mix and Match Facility

Wellington Shareholders (other than certain overseas persons) who validly accept the Offer will be entitled to elect, subject to availability, to vary the proportions in which they receive New Catlin Shares and cash in respect of their holdings of Wellington Shares. However, the total number of New Catlin Shares to be issued and the maximum aggregate amount of cash to be paid under the Offer will not be varied as a result of elections under the Mix and Match Facility. Accordingly, satisfaction of elections made by Wellington Shareholders under the Mix and Match Facility will depend on the extent to which other Wellington Shareholders make offsetting elections. Satisfaction of elections under the Mix and Match Facility will be effected on the basis of 508.5 pence in cash (being the closing middle market price of a Catlin Share on 27 October 2006, being the last Business Day prior to this Announcement) for each New Catlin Share (and vice versa). To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, Wellington Shareholders who make an election under the Mix and Match Facility will not necessarily know the exact number of New Catlin Shares or the amount of cash they will receive until settlement of the consideration due to them in respect of the Offer. The Mix and Match Facility is conditional upon the Offer becoming or being declared unconditional in all respects.

Elections under the Mix and Match Facility will not affect the entitlements of those Wellington Shareholders who do not make any such elections.

Further details in relation to the operation of the Mix and Match Facility will be contained in the Offer Document and the related Form of Acceptance and Election.

7. Information on Wellington

Wellington is the holding company of an international insurance and reinsurance group which is listed on the London Stock Exchange. Wellington was established in its current form in November 1996, following the merger of Wellington Underwriting Holdings Limited with Wellington. The core of the Wellington Group's business is in the Lloyd's insurance market where the Wellington Group manages and underwrites a diversified book of insurance and reinsurance business.

The Wellington Group currently conducts its underwriting activities through:

- the management by WUAL of Syndicate 2020, and its participation on Syndicate 2020 through the Wellington Corporate Members. The Wellington Group's participation on Syndicate 2020 amounted to 56 per cent. for the 2004, 66 per cent. for the 2005 and 67 per cent. for the 2006 years of account. Participation for the 2007 year of account was, prior to this Announcement, expected to increase to 70 per cent.

- WUI, an underwriting agency in the United States of America which underwrites or introduces insurance and reinsurance business to Syndicate 2020

- WSIC, a non-admitted excess and surplus lines carrier in the United States of America which writes direct casualty and non-catastrophe property business for small commercial specialty risks in the United States of America and which has an AM Best rating of A- (Excellent)

Syndicate 2020 has premium income capacity of £800 million for the 2006 year of account and, prior to this Announcement, was expected to have premium income capacity of £850 million for the 2007 year of account. Syndicate 2020 underwrites a diverse book of business which includes exposures from around the

world in the following areas: accident and health, aviation, energy, liability, marine and war, property and reinsurance risks. Syndicate 2020 benefits from the Lloyd's market ratings of A (Excellent) by AM Best and A (Strong) from Standard & Poor's.

Wellington's strategy is to create a specialist insurance and reinsurance group with a substantial presence both inside and outside the Lloyd's market. Wellington's strategic priorities are to:

- deliver strong performance from the Wellington Group's underwriting operations

More to follow, for following part access this link

RNS Number:1973L
Catlin Group Limited
Part 2 : For preceding part double-click [nRNSd1973L]

- grow the Wellington Group's competitive advantage in the United States of America

- add to the Wellington Group's participation on Syndicate 2020, provided the terms meet the Wellington Group's economic objectives

- continue to explore the development of additional trading platforms that would bring clear advantages when combined with the Wellington Group's existing Lloyd's franchise and US operations

For the year to 31 December 2005, the Wellington Group reported gross written premiums of £523.4 million, a post-tax loss (on an IFRS basis) of £13.7 million, primarily as a result of the impact of the 2005 US Hurricanes, and declared a full year dividend of 4.0 pence per Wellington Share. For the six months to 30 June 2006, the Wellington Group reported gross written premiums of £357.7 million, profits after tax (on an IFRS basis) of £17.6 million and declared an interim dividend of 1.6 pence per Wellington Share payable in respect of the six months ended 30 June 2006 to Wellington Shareholders on the register as at 15 September 2006. As at 30 June 2006, the Wellington Group had total shareholders' equity of £358.2 million, equivalent to 74.3 pence per Wellington Share.

Wellington also has an investment in Aspen Insurance Holdings Limited ("Aspen") which is a Bermuda based insurance holding company with operations in the insurance and reinsurance markets in London, Bermuda and the United States of America. As previously announced, Wellington is progressively reducing its Aspen holding, which now amounts to approximately 1 million Aspen shares (representing approximately 1.1 per cent. of Aspen's issued share capital) and options to acquire approximately 3.8 million further Aspen shares (representing approximately 3.6 per cent. of Aspen's issued share capital and, together with Wellington's shareholding referred to above, approximately 4.5 per cent. of Aspen's share capital on a fully diluted basis).

8. Information on Catlin

Established in 1984, Catlin is an international specialist property and casualty insurer and reinsurer, writing more than 30 classes of business from four underwriting platforms:

- the Catlin syndicate at Lloyd's (Syndicate 2003), which is one of the largest syndicates at Lloyd's based on 2006 premium capacity of £450 million. The Catlin syndicate is a recognised leader of numerous classes of specialty insurance and reinsurance

- Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrites property treaty and casualty treaty reinsurance and property and casualty insurance. Catlin Bermuda also provides reinsurance support for other Catlin underwriting platforms

- Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial non-life insurance for UK clients. It also writes other classes of business written by the Catlin syndicate

- Catlin US, which encompasses all of Catlin's operations in the United States of America. Catlin US includes Catlin Insurance Company Inc., an

admitted US insurer which will commence operations soon, along with underwriting offices in Atlanta, New York, Houston, New Orleans and San Francisco

Catlin also operates offices worldwide which allow Catlin underwriters to work closely with local policyholders and brokers. The offices are located in Canada (Toronto and Calgary), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), Hong Kong, Germany (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional offices in Glasgow, Leeds, Derby, Birmingham, Watford and Tonbridge.

Throughout its history, Catlin has emphasised a firm commitment to underwriting discipline as well as a thorough understanding of clients' needs. A forward looking approach to managing underwriting cycles and the ability to design programmes tailored specifically for individual policyholders are among Catlin's hallmarks.

The Catlin syndicate, Catlin Bermuda and Catlin UK have financial strength ratings of A (Excellent) from AM Best Company. Catlin Bermuda and Catlin UK have insurance financial strength ratings of A- (Strong) from Standard & Poor's; the Catlin syndicate has a Lloyd's Syndicate Assessment of 4- (Low Dependency) from Standard & Poor's.

For the year to 31 December 2005, the Catlin Group reported net income and profits before tax on a US GAAP basis of $19.7 million and $27.7 million respectively and wrote gross premiums of $1,386.6 million. For the half year to 30 June 2006, the Catlin Group reported record net income and profits before tax on a US GAAP basis of $147.3 million and $167.4 million respectively and wrote gross premiums of $903.1 million. As at 30 June 2006 the Catlin Group had stockholders' equity of $1,091.2 million.

As at 27 October 2006, Catlin had a market capitalisation of approximately £833 million.

9. Current Trading and Prospects

Wellington

Wellington released its interim results for the six months to 30 June 2006 on 31 August 2006. The rate increases experienced in the hurricane exposed classes early in the year have continued as a result of tightening capacity and significant rate increases for reinsurance programmes renewed over the course of the year. The Wellington Group has benefited from this shift in the market throughout the year in both its direct and reinsurance classes of business while closely managing exposures. As at 30 September 2006, the Wellington Group's rate indices showed a total rate increase on new and renewed business of 16 per cent. for the first nine months of 2006, across all lines of business, of which 3 per cent. was related to non-hurricane exposed classes of business which is within the Wellington Group's expectations. Catastrophe exposed lines have increased more markedly, driving the majority of the overall rate increase. Syndicate 2020 remains on track to write approximately $1.7 billion (£905 million) of gross written premiums in 2006 and, prior to this Announcement, its underwriting capacity was expected to increase for the 2007 year of account.

Wellington's US operations (WUI and WSIC) remain on track to underwrite or introduce approximately $280 million of gross written premium in 2006 (of which approximately $230 million is business underwritten or introduced to Syndicate 2020 by WUI and approximately $50 million is business written by WSIC). This is expected to grow further in 2007.

Trading conditions, loss experience and cash flow within Syndicate 2020 have been, to date, in line with or better than the Wellington Board's expectations. As at the date of this Announcement, although still exposed to catastrophe risk, the Wellington Group is not aware of any significant catastrophe losses having occurred in 2006 to date which would be likely to have a material impact on underwriting results and loss experience for non-catastrophe classes of business has been in line with or better than the Wellington Board's assumptions in the period to 30 September 2006. The Wellington Group recently completed its quarterly internal review of Syndicate 2020's loss reserves as at 30 September 2006, which indicate no material change in respect of 2005 and prior accident year reserves to the overall position reported in the interim results for the period to 30 June 2006.

The information provided above on loss experience and Syndicate 2020's reserves does not necessarily mean that there will be an improvement in the Wellington Group's profitability either in the periods referred to or for the full financial year. This is principally because losses in respect of the periods referred to which have not so far been reported or anticipated may arise.

Catlin

Catlin released its interim results for the six months to 30 June 2006 on 8 September 2006. At that time Catlin reported record net income of $147.3 million (30 June 2005: $111.2 million). Gross premiums written increased by 15.5 per cent. to $903.1 million (30 June 2005: $781.1 million). At that time, Catlin reported on the positive rating environment in catastrophe exposed classes of business following the 2005 US Hurricanes. Catlin also reported that weighted average premium rates for catastrophe exposed classes of business rose by 37 per cent. during the first six months of 2006, while weighted average premium rates for other classes of business decreased by 2 per cent.. Weighted average premium rates for all classes increased by 12 per cent..

The underlying trends that Catlin experienced in the period ended 30 June 2006 remained largely unchanged during the period ended 30 September 2006, with both premium volume and loss activity remaining within management's expectations. The rating environment continued to be favourable.

The 2006 Atlantic hurricane season has been benign to date, in sharp contrast to the exceptional hurricane activity during 2005. Notwithstanding the fact that the Atlantic hurricane season has not yet concluded, management reaffirms the view expressed on 8 September 2006 that market conditions remain favourable and that Catlin is looking ahead with optimism to the remainder of 2006 and into 2007.

10. Cessation of Syndicate 2020

In conjunction with the Offer, Catlin has requested that Wellington, and Wellington has agreed to, apply to Lloyd's for permission to cease Syndicate 2020 with effect from the end of 2006, with the capital provided by Wellington Corporate Members to that syndicate being made available to support underwriting on Syndicate 2003 for the 2007 year of account. For the 2006 year of account, Wellington's underwriting capacity on Syndicate 2020 is 67 per cent. of £800 million. Following purchases in the 2006 capacity auctions, Wellington's planned underwriting capacity for the 2007 year of account on Syndicate 2020, was, prior to this Announcement, expected to be approximately 70 per cent. of £850 million.

Catlin believes from experience, and Wellington concurs, that there are significant benefits to be derived from full ownership of syndicate capacity and, accordingly, underwriting capacity on Syndicate 2003 will not be made available to unaligned members of Syndicate 2020. If the Cessation Application is approved, compensation will be paid to the unaligned members for the cessation of Syndicate 2020. The terms of the proposed compensation will allow the unaligned members of Syndicate 2020 to choose between receiving either (i) 50 pence in cash for each £1 of capacity on Syndicate 2020; or (ii) 40 pence in cash for each £1 of capacity on Syndicate 2020 plus the option to maintain an equivalent amount of capacity on a new reinsurance syndicate that will write a whole account quota share reinsurance of Syndicate 2003 for at least the 2007 and 2008 years of account. Should all unaligned members choose the all cash option, compensation paid would total approximately £119 million. Members' agents representing unaligned members of Syndicate 2020 recommend that all unaligned members of Syndicate 2020 for whom they act vote in favour of and accept the terms of the proposed compensation. Catlin and Wellington anticipate that the Cessation Application will be determined by early December 2006.

The Cessation Application and payment of compensation are conditional upon the Offer becoming or being declared unconditional in all respects but the Offer is not conditional upon approval of the Cessation Application and will proceed, provided all of the conditions to the Offer are satisfied, regardless of whether or not the Cessation Application is approved.

In accordance with the requirements of Rule 16 of the Code, Lexicon Partners has confirmed that, having regard to the synergies and other benefits of the Offer, the payment of compensation pursuant to the Cessation Application to the

unaligned members of Syndicate 2020 on the proposed terms is fair and reasonable so far as the independent Wellington Shareholders (being those Wellington Shareholders who are not unaligned members of Syndicate 2020) are concerned.

11. Management and Employees

Following the Acquisition, Catlin's senior management will continue to lead the Enlarged Group in their current roles. However, the Board of Catlin recognises the importance of the skills and experience of the existing management and employees of Wellington and believes that they will be an important factor for the continuing success of the Catlin Group.

The strength of the combination is founded on the quality of the people in both Catlin and Wellington. The Enlarged Group will draw on the combined and complementary talent of both organisations in pursuing its growth plans. Catlin recognises the importance of retaining and incentivising key Wellington people as the two businesses come together. Consistent with this, Catlin will put in place appropriate retention arrangements to ensure a smooth transition and appropriate recognition. These arrangements will be applied consistently to key people across the Enlarged Group.

Catlin has given assurances to the Wellington Board that, following the Offer becoming or being declared unconditional in all respects, Catlin expects that the existing employment rights and terms and conditions of employment of the Wellington Group's employees will be fully safeguarded. Wellington's pension obligations will also be complied with. Catlin has stated that it has no intention to make detrimental changes to the benefits provided under Wellington's pension schemes.

Catlin's plans do not involve any changes to the conditions of employment of the Wellington Group employees, nor are there any plans to change the principal locations of the Wellington Group's business.

12. Financing

As part of the financing of the Acquisition, JPMorgan has provided Catlin with an underwritten bridge financing facility of $450 million and JPMorgan may subsequently syndicate such facility to other financial institutions, in consultation with Catlin. Catlin intends to refinance this facility with an issue of subordinated debt by the end of the first quarter of 2007, subject to market conditions.

JPMorgan Cazenove, as financial adviser to Catlin, is satisfied that sufficient resources are available to Catlin to satisfy in full the cash consideration payable to Wellington Shareholders under the terms of the Offer.

13. Inducement Fee

Catlin and Wellington have agreed that each party shall pay to the other an inducement fee (inclusive of value added tax) of an amount equal to 1 per cent. of the total consideration payable under the Offer, in respect of the issued share capital of Wellington as at the date of this Announcement, in the following circumstances:

- Wellington will pay an inducement fee if following the making of the Offer, it lapses or is withdrawn as a result of a failure to meet the acceptance condition and:

    (a) an Independent Competing Offer becomes effective or is declared unconditional in all respects; or

    (b) before the Offer lapses or is withdrawn, Wellington's directors have:

        (i) withdrawn or, in a manner adverse to Catlin, modified their approval or unanimous recommendation of the Offer; or

        (ii) publicly approved or recommended an Independent Competing Offer;

- Catlin will pay an inducement fee if:

(a) following the making of the Offer, it lapses or is withdrawn and, before it lapses or is withdrawn, Catlin's directors have withdrawn or, in a manner adverse to Wellington, modified their approval or unanimous recommendation to Catlin Shareholders to vote in favour of all resolutions to be proposed at the Special General Meeting (or at any adjournment thereof); or

(b) Catlin Shareholders do not pass all resolutions as may be necessary to approve, implement and effect the Offer at the Special General Meeting (or at any adjournment thereof) by not later than 31 December 2006.

14. Wellington Share Schemes

The Offer will extend to any Wellington Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains open for acceptances (or, subject to the City Code, by such earlier date as Catlin may decide), including Wellington Shares issued pursuant to the exercise of options or awards granted under the Wellington Share Schemes or otherwise.

Participants in the Wellington Share Schemes will be written to separately and appropriate proposals will be made to such participants in due course.

15. Offer Document

The Offer will be subject to the applicable requirements of the City Code. The Offer Document, setting out the details of the Offer and enclosing the Form of Acceptance and Election, will be despatched to Wellington Shareholders shortly and in any event within twenty-eight days of the date of this Announcement, unless otherwise agreed with the Panel.

16. New Catlin Shares, Listing, Dealings, De-listing and Compulsory Acquisition

The New Catlin Shares will be common shares of $0.01 each in the capital of Catlin. The New Catlin Shares will be issued credited as fully paid and will rank pari passu in all respects with the existing Catlin Shares except that they will not be entitled to Catlin's interim dividend of 6.0 pence (11.3 cents) per share for the six months ended 30 June 2006. The New Catlin Shares will be issued in registered form and will be represented by depositary interests which will be capable of being held in both certificated and uncertificated form, further details of which will be set out in the Offer Document.

Applications will be made to the UK Listing Authority for the New Catlin Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement in the New Catlin Shares will commence as soon as practicable after the Offer becomes wholly unconditional. The Prospectus will be despatched to Wellington Shareholders in due course, and it is Catlin's current intention for this to occur no later than the date on which the circular to Catlin Shareholders is despatched.

As soon as it is appropriate to do so, and subject to the Offer becoming or being declared unconditional in all respects, Catlin intends to procure that Wellington applies for the cancellation of the listing of the Wellington Shares on the Official List and for the cancellation of trading for the Wellington Shares on the London Stock Exchange's market for listed securities. It is anticipated that such cancellations will take effect no earlier than twenty Business Days after Catlin has, by virtue of its shareholding and acceptances of the Offer, acquired or contracted to acquire 75 per cent. of the voting rights attaching to the Wellington Shares. The cancellation of the listing would significantly reduce the liquidity and marketability of any Wellington Shares not assented to the Offer at that time.

If Catlin receives acceptances under the Offer in respect of 90 per cent. or more of the Wellington Shares to which the Offer relates, Catlin will exercise its right pursuant to the provisions of Schedule 2 to the Interim Implementation Regulations to acquire compulsorily the remaining Wellington Shares in respect of which the Offer has not been accepted. It is proposed that following the Offer becoming or being declared unconditional as to acceptances Wellington will

be re-registered as a private company under the relevant provisions of the Companies Act.

17. Special General Meeting of Catlin

The Offer is conditional upon, inter alia, Catlin Shareholders approving the Acquisition and the issue of the New Catlin Shares pursuant to the Offer. A shareholder circular, including a notice convening the Special General Meeting, will be sent to Catlin Shareholders for this purpose in due course.

The Board of Catlin intends unanimously to recommend that Catlin Shareholders vote in favour of the resolutions to be proposed at the Special General Meeting as Catlin's Directors intend to do in respect of their own beneficial holdings of Catlin Shares which represent 1.78 per cent. of Catlin's existing issued share capital.

18. Overseas Shareholders

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction where they are resident. Wellington Shareholders who are not resident in the United Kingdom should inform themselves about, and observe, any applicable requirements.

19. Disclosure of Interests in Wellington and Irrevocable Undertakings

The Wellington Directors who hold Wellington Shares have given Catlin irrevocable undertakings to accept the Offer in respect of their own beneficial holdings of Wellington Shares, amounting in aggregate to 764,244 Wellington Shares, representing approximately 0.16 per cent. of Wellington's existing issued share capital. The irrevocable undertakings will cease to be binding only if the Offer, having been made, lapses or is withdrawn.

Except for the irrevocable undertakings summarised above, neither Catlin nor, so far as the Catlin Directors are aware, any person acting in concert with it owns or controls or has borrowed or lent (save for any borrowed shares which have been either on-lent or sold) any Wellington Shares or any securities convertible or exchangeable into Wellington Shares or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any Wellington Shares or has entered into any derivatives referenced to Wellington Shares which remain outstanding, nor does any such person hold any long exposure or short positions in relation to Wellington Shares (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor does any such person have any arrangement in relation to Wellington Shares.

For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Wellington Shares which may be an inducement to deal or refrain from dealing in such shares.

20. Recommendation

The Board of Wellington, which has been so advised by Lexicon Partners, considers the terms of the Offer to be fair and reasonable. In providing advice to the Wellington Board, Lexicon Partners has taken into account the commercial assessments of the Wellington Board. Accordingly, the Board of Wellington intends unanimously to recommend that Wellington Shareholders accept the Offer. The members of the Board of Wellington who hold Wellington Shares have given Catlin irrevocable undertakings to accept the Offer in respect of their own beneficial holdings of Wellington Shares, which represent approximately 0.16 per cent. of Wellington's existing issued share capital.

ENQUIRIES

For further information, contact:

Catlin
James Burcke (Head of Communications, London)
Tel: +44 (0)20 7458 5710

Mobile: +44 (0)7958 767738
Email: james.burcke@catlin.com

William Spurgin (Head of Investor Relations, London)
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314365
Email: william.spurgin@catlin.com

JPMorgan Cazenove
Sole financial adviser and joint corporate broker to Catlin
Tel: +44 (0)20 7588 2828
Tim Wise
Robert Thomson
Conor Hillery

UBS Investment Bank
Joint corporate broker to Catlin
Tel: +44 (0)20 7567 8000
Phil Shelley

Maitland
Public relations adviser to Catlin
Liz Morley
Neil Bennett
Tel: +44 (0)20 7379 5151
Email: emorley@maitland.co.uk

Wellington
Tel: +44 (0)20 7337 2000
Preben Prebensen (Chief Executive)

Lexicon Partners
Sole financial adviser to Wellington
Tel: +44 (0)20 7653 6000
Angus Winther
James Viggers

Citigroup Global Markets
Sole corporate broker to Wellington
Tel: +44 (0)20 7986 4000
Andrew Thompson

Financial Dynamics
Public relations adviser to Wellington
Tel: +44 (0)20 7269 7200
Rob Bailhache
Geoffrey Pelham-Lane

Note:
1. The statements that the Acquisition will be earnings enhancing do not constitute a profit forecast and should not be interpreted to mean that the earnings per share in the first full financial year following the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial year.

The Offer will be on the terms and conditions set out herein and in Appendix I and to be set out in the Offer Document and Form of Acceptance and Election. It is intended that the Offer Document (including a letter of recommendation from the Chairman of Wellington) and Forms of Acceptance and Election will be despatched shortly to Wellington Shareholders.

Appendix II contains the sources and bases of certain information set out in this Announcement.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer, the contents of this Announcement, or any matter referred to herein.

UBS Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the Offer, the contents of this Announcement, or any matter referred to herein.

Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Lexicon Partners or for providing advice in relation to the Offer, the contents of this Announcement, or any matter referred to herein.

Citigroup Global Markets, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Citigroup Global Markets or for providing advice in relation to the Offer, the contents of this Announcement, or any matter referred to herein.

This Announcement does not constitute, or form part of, any offer or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus which Catlin intends to despatch shortly to Wellington Shareholders. Such documents will contain important information which Wellington Shareholders are urged to read carefully.

The release, publication or distribution of this Announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this Announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer (including the Mix and Match Facility) to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Offer Document and the Prospectus.

The information contained herein is not for publication or distribution into the United States. The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration. No public offering of the securities will be made in the United States of America. The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in Canada or Australia or such other jurisdiction.

This Announcement, including information included or incorporated by reference, may contain a number of forward-looking statements relating to Catlin and Wellington with respect to, among others, the following: financial condition; results of operation; the businesses of Catlin and Wellington; future benefits of the transaction; and management plans and objectives. Catlin and Wellington consider any statements that are not historical facts as "forward-looking

statements". They involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, the following possibilities: future revenues are lower than expected; costs or difficulties relating to the combination of the businesses of Catlin and Wellington, or of other future acquisitions, are greater than expected; expected cost savings from the transaction or from other future acquisitions are not fully realised or not realised within the expected time frame; competitive pressures in the industry increase; general economic conditions or conditions affecting the relevant industries, whether internationally or in the places Catlin and Wellington do business are less favourable than expected, and/or conditions in the securities market are less favourable than expected.

The estimated operational cost savings and financial synergies have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment. These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risk, uncertainties and other factors. Because of this, the cost savings and financial synergies referred to may not be achieved, or those achieved could be materially different from those estimated. These statements should not be interpreted to mean that the earnings per share in the first full financial year following the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

Catlin Shareholders and Wellington Shareholders should note that the prior consent of the Financial Services Authority and Lloyd's (and potentially other regulatory authorities in jurisdictions in which the Catlin Group and/or the Wellington Group conduct their business) will be required for any person either alone or with their associates to hold or control, directly or indirectly, 10 per cent. or more of Catlin's common issued share capital following the Acquisition, as that person will be regarded as a "controller" of the regulated insurance entities in the Enlarged Group. In order to obtain such consents, the relevant person will be required to provide certain information to the Financial Services Authority, Lloyd's or other regulatory bodies (as applicable) and may be required to give certain undertakings in respect of its interest. If the relevant person fails to obtain such consent, the Catlin Board may invoke provisions contained in Catlin's byelaws which may result in some or all of the shares in Catlin (including the New Catlin Shares) held by such person ceasing to carry the right to vote or in the person being required to sell some or all of its shares in Catlin. Shareholders should also be aware that the Financial Services Authority may exercise the powers conferred on it by section 189 of the FSMA and may impose criminal sanctions under section 191 of the FSMA.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Catlin or of Wellington, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is withdrawn or until the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Catlin or Wellington, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Catlin or of Wellington by Catlin or Wellington, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at

www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Appendix I

Conditions to and further terms of the Offer

Part A - Conditions of the Offer

The Offer will be subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00pm (London time) on the First Closing Date (or such later time(s) and/or date(s) as Catlin may, subject to the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as Catlin may decide) in nominal value of the Wellington Shares to which the Offer relates and that represent not less than 90 per cent. (or such lesser percentage as Catlin may decide) of the voting rights carried by the Wellington Shares to which the Offer relates, provided that this condition shall not be satisfied unless Catlin and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire whether (pursuant to the Offer or otherwise) directly or indirectly, Wellington Shares carrying, in aggregate, more than 50 per cent. of the voting rights then normally exercisable at general meetings of Wellington including, for this purpose (to the extent, if any, required by the Panel), any such voting rights attaching to any Wellington Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription conversion or exchange rights or otherwise; and, for the purpose of this condition:

    (i) the expression "Wellington Shares to which the Offer relates" means (i) the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of Wellington on the date that the Offer is made and (ii) any further ordinary shares of 10 pence each in the capital of Wellington which are unconditionally allotted or issued and fully paid after that date but before the date on which the Offer ceases to be open for acceptance or such earlier date as Catlin (subject to the City Code) may determine (not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances), but (iii) excludes any issued Wellington Shares held as treasury shares except to the extent that they are transferred out of treasury whilst the Offer remains open for acceptance and (iv) excludes any Wellington Shares which are treated at the date of the Offer as already held by Catlin for the purposes of paragraph 1(1) of Schedule 2 to the Interim Implementation Regulations;

    (ii) Wellington Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue; and

    (iii) valid acceptances shall be deemed to have been received in respect of Wellington Shares which are treated for the purposes of paragraph 2 (15) of Schedule 2 of the Interim Implementation Regulations as having been acquired or contracted to be acquired by Catlin by virtue of acceptances of the Offer;

(b) the passing at the Special General Meeting (or at any adjournment thereof) of such resolutions as may be necessary to approve, implement and effect the Offer and the Acquisition (including, without limitation, resolutions to increase Catlin's authorised share capital and to authorise the directors of

Catlin to allot shares pursuant to or in connection with the Offer);

(c) the admission of the New Catlin Shares to the Official List becoming effective in accordance with the Listing Rules and the admission to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Admission and Disclosure Standards, or (if Catlin so determines and subject to the consent of the Panel) the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively subject only to allotment of such shares;

(d) the Financial Services Authority having notified Catlin in writing in terms satisfactory to Catlin and Wellington (Catlin and Wellington acting reasonably in assessing whether such terms are satisfactory) that it does not object to any person pursuant to the Offer becoming a controller of any member of the wider Wellington Group or any member of the wider Catlin Group for the purposes of the FSMA and Lloyd's having notified Catlin in writing in terms satisfactory to Catlin and Wellington (Catlin and Wellington acting reasonably in assessing whether such terms are satisfactory) that it consents to Catlin and any other person becoming a controller of WUAL and the Wellington Corporate Members for the purposes of the Lloyd's Definitions Bye-Law;

(e) the Office of Fair Trading indicating in terms satisfactory to Catlin that it does not intend to refer the Acquisition or any matters arising therefrom to the Competition Commission;

(f) all filings having been made and all or any applicable waiting and other time periods (including extensions thereto) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder having expired, lapsed or been terminated as appropriate in respect of the Offer and the acquisition of any shares in, or control of, Wellington or any other member of the Wellington Group by Catlin or any member of the wider Catlin Group or any matters arising therefrom;

(g) all necessary filings having been made, all appropriate waiting periods under any applicable legislation or regulations of any jurisdiction having expired, lapsed or terminated in each case in respect of the Offer and the proposed acquisition of any shares in, or control of, Wellington or any other member of the wider Wellington Group by Catlin or any other member of the wider Catlin Group, and all authorisations, orders, recognitions, grants, determinations, consents, licences, confirmations, valuations, reports, clearances, certificates, permissions, exemptions and approvals (each an "Authorisation") necessary or considered appropriate by Catlin and Wellington (Catlin and Wellington acting reasonably in considering whether any such Authorisation is appropriate) for or in respect of the Offer or the proposed acquisition of any shares in, or control of, Wellington or any other member of the wider Wellington Group by Catlin or any other member of the wider Catlin Group or the carrying on by any member of the wider Wellington Group of its business having been obtained, in terms and in a form reasonably satisfactory to Catlin and Wellington from all appropriate Third Parties or from any persons or bodies with whom any member of the wider Wellington Group has entered into contractual arrangements, in each case where the absence of such Authorisation from such a person is reasonably likely to have a material adverse effect on the wider Wellington Group taken as a whole and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, withdraw, withhold, suspend, restrict, modify, amend or not to grant or renew the same, which in any such case is reasonably likely to have a material adverse effect on the wider Wellington Group taken as a whole;

(h) except as Disclosed by Wellington, there being no provision of any agreement, authorisation, arrangement, franchise, licence, permit or other instrument to which any member of the wider Wellington Group is a party or by or to which any member of the wider Wellington Group or any of its assets may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any shares in, or control of Wellington or any other member of the wider Wellington Group by Catlin or any member of the wider Catlin Group or because of a change of control or management of any member of the wider Wellington Group or otherwise, would or is reasonably likely to result to an extent which would or is reasonably likely to be material

in the context of the wider Wellington Group taken as a whole, in:

(i) any monies borrowed by or any other indebtedness, actual or contingent, of any such member being or becoming repayable or capable of being declared repayable immediately or earlier than its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of being withdrawn or materially inhibited;

(ii) any such agreement, authorisation, arrangement, franchise, licence, permit or other instrument being terminated or adversely modified or any obligation arising or any adverse action being taken or arising thereunder;

(iii) the interests or business of any such member of the wider Wellington Group in or with any other person, firm, company or body (or any arrangements relating to such interests or business) being terminated, modified or adversely affected;

(iv) any assets of any such member of the wider Wellington Group being or falling to be disposed of or charged otherwise than in the ordinary course of business;

(v) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the wider Wellington Group or any such security (whenever arising or having arisen) becoming enforceable;

(vi) the creation of any liabilities (actual or contingent) by any member of the wider Wellington Group; or

(vii) the financial or trading position or prospects of the wider Wellington Group being materially adversely affected, and no event having occurred which, under any provision of any such agreement, authorisation, arrangement, franchise, licence, permit or other instrument, would or is reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (vii) of this condition (h) where such result would or is reasonably likely to be material in the context of the wider Wellington Group taken as a whole;

(i) no Third Party having decided to take, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or enacted or made any statute, regulation or order or taken any other step which would or is reasonably likely to:

(i) require or prevent a material divestiture by any member of the wider Catlin Group or any member of the wider Wellington Group of all or any portion of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct their respective businesses and to own any of their respective assets or property;

(ii) impose any material limitation on the ability of any member of the wider Catlin Group or of the wider Wellington Group to acquire or hold or to exercise effectively, directly or indirectly, any rights of ownership in respect of shares or the equivalent in any member of the wider Wellington Group or to exercise management control over any such member;

(iii) otherwise materially and adversely affect any or all of the businesses, assets, profits or prospects of any member of the wider Catlin Group or any member of the wider Wellington Group;

(iv) make the Offer or the proposed acquisition of any shares in Wellington or any other member of the wider Wellington Group or control of Wellington by Catlin or any member of the wider Catlin Group void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, materially restrain, restrict, prohibit or delay or otherwise materially impede

or challenge the implementation thereof, or impose material additional conditions or obligations with respect thereto;

(v) result in a material delay in the proposed acquisition of any shares in or control, of Wellington or any other member of the wider Wellington Group by any member of the wider Catlin Group, or render any member of the wider Catlin Group unable to acquire some or all of the shares in, or control of, Wellington or any other member of the wider Wellington Group;

(vi) result in any member of the wider Wellington Group ceasing to be able to carry on any business which is material in the context of the wider Wellington Group; or

(vii) save pursuant to the Offer or pursuant to Schedule 2 of the Interim Implementation Regulations, require any member of the wider Catlin Group or of the wider Wellington Group to offer to acquire any Wellington Shares or shares in any member of the wider Wellington Group owned by any third party, and all applicable waiting and other time periods during which any such Third Party could take, institute, implement or decide to take or threaten any such action, proceeding, suit, investigation or enquiry having expired, lapsed or been terminated;

(j) except as Disclosed by Wellington, no member of the wider Wellington Group having since 31 December 2005:

(i) (save as between Wellington and wholly-owned subsidiaries of Wellington or between such wholly-owned subsidiaries or on the exercise of rights to subscribe for Wellington Shares or pursuant to the exercise of options granted under the Wellington Share Schemes on or prior to the date of this Announcement), issued or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities or redeemed, purchased or reduced or made any other change to any part of its share capital;

(ii) save for the interim dividend of 1.6 pence per Wellington Share payable in respect of the six months ended 30 June 2006 to Wellington Shareholders on the register as at 15 September 2006, declared, paid or made any bonus, dividend or other distribution (other than as between Wellington and its wholly-owned subsidiaries or between such wholly-owned subsidiaries);

(iii) merged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any material assets or any material rights, title or interest in any asset (including shares and trade investments (other than in the ordinary course of business or a transaction between Wellington and its wholly-owned subsidiaries or between such wholly-owned subsidiaries);

(iv) save as between Wellington and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability which in any such case is material;

(v) save as between Wellington and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, entered into any material contract, reconstruction, amalgamation, commitment or other transaction or arrangement otherwise than in the ordinary course of business or waived or compromised any material claim or entered into or materially changed the terms of any contract with any director;

(vi) save as between Wellington and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, entered into, implemented, effected or varied, any material contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long term or unusual nature or which involves or is reasonably likely to involve an obligation of such magnitude or nature or which is

reasonably likely to materially restrict the business of any member of the wider Wellington Group;

(vii) terminated or varied the terms of any material agreement or arrangement between any member of the wider Wellington Group and any other person in a manner which is reasonably likely to have a material adverse effect on the position or prospects of the wider Wellington Group taken as a whole;

More to follow, for following part access this link

RECEIVED
2006 NOV -6 P 1:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:1973L
Catlin Group Limited
Part 3 : For preceding part double-click [nRN1d1973L]

(viii) modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the wider Wellington Group which is material in the context of the wider Wellington Group taken as a whole;

(ix) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, trustee, administrator, administrative receiver or similar officer of all or any part of its assets and revenues or any analogous or equivalent steps or proceedings in or under the laws of any jurisdiction which in any case is material;

(x) made any material alteration to its memorandum or articles of association; or

(xi) entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (j);

(k) since 31 December 2005, and save as Disclosed by Wellington:

(i) no change or deterioration having occurred in the business, assets, financial or trading position or profits of any member of the wider Wellington Group;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings or investigation having been instituted or threatened by or against or remaining outstanding against any member of the wider Wellington Group or to which any member of the wider Wellington Group is a party (whether as plaintiff, defendant or otherwise);

(iii) no contingent liability having arisen or become apparent or increased; and

(iv) (other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the wider Wellington Group,

and which in any such case is material and adverse in the context of the wider Wellington Group taken as a whole;

(l) except as Disclosed by Wellington, Catlin not having discovered that:

(i) any financial or business or other information concerning any member of the Wellington Group which has been publicly announced at any time by any member of the Wellington Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and which was not subsequently corrected before the day immediately preceding the date of the Announcement by being publicly announced and which information is material in the context of the Wellington Group taken as a whole; or

(ii) any member of the wider Wellington Group is subject to any liability

(contingent or otherwise) which has not been Disclosed and which is material in the context of the Wellington Group taken as a whole;

(m) since 31 December 2005, and save as Disclosed by Catlin:

(i) no change or deterioration having occurred in the business, assets, financial or trading position or profits of any member of the wider Catlin Group;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings or investigation having been instituted or threatened by or against or remaining outstanding against any member of the wider Catlin Group or to which any member of the wider Catlin Group is a party (whether as plaintiff, defendant or otherwise);

(iii) no contingent liability having arisen or become apparent or increased; and

(iv) (other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the wider Catlin Group, and which in any such case is material and adverse in the context of the wider Catlin Group taken as a whole; and

(n) except as Disclosed by Catlin, Wellington not having discovered that:

(i) any financial or business or other information concerning any member of the Catlin Group which has been publicly announced at any time by any member of the Catlin Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and was not subsequently corrected before the day immediately preceding the date of the Announcement by being publicly announced and which information is material in the context of the Catlin Group taken as a whole; or

(ii) any member of the wider Catlin Group is subject to any liability (contingent or otherwise) which has not been Disclosed and which is material in the context of the Catlin Group taken as a whole.

For the purposes of these conditions:

- the "wider Wellington Group" means Wellington and its subsidiary undertakings, associated undertakings and any other undertaking in which Wellington and such undertakings (aggregating their interests) have a significant interest and the "wider Catlin Group" means Catlin and its subsidiary undertakings, associated undertakings and any other undertaking in which Catlin and such undertakings (aggregating their interests) have a significant interest and, for these purposes, "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act) and "significant interest" means an interest in twenty per cent. or more of the equity capital of an undertaking;

- the term "material" or "materially" means material or materially in the context of the wider Wellington Group (or, as the case may be, the wider Catlin Group) taken as a whole;

- any event or matter concerning the "wider Wellington Group" or "the wider Catlin Group" shall be deemed to be waived by Catlin (or Wellington as the case may be) unless such event or matter was of sufficient significance to have a material adverse effect on the wider Wellington Group (or, as the case may be, the wider Catlin Group) taken as a whole;

- "Disclosed by Catlin" means fairly disclosed in writing by or on behalf of Catlin to Wellington prior to the date of this Announcement, disclosed in

Catlin's annual report and accounts for the year ended 31 December 2005 or in Catlin's unaudited interim results for the half year ended 30 June 2006 or as publicly announced by Catlin prior to the date of this Announcement;

- "Disclosed by Wellington" means fairly disclosed in writing by or on behalf of Wellington to Catlin prior to the date of this Announcement, disclosed in Wellington's annual report and accounts for the year ended 31 December 2005 or in Wellington's unaudited interim results for the half year ended 30 June 2006 or as publicly announced by Wellington prior to the date of this Announcement;

- "Third Party" means any government or governmental, quasi-governmental, supranational, statutory or regulatory body, or any court, trade agency, association, institution or professional or environmental body or any other body or person in any jurisdiction; and

- "publicly announced" means an announcement notified to a Regulatory Information Service being any service authorised from time to time by the UK Listing Authority for the purposes of the dissemination of regulatory announcements required by the Listing Rules.

Catlin reserves the right to waive, in whole or in part, all or any of the above conditions except conditions (b) to (g) (inclusive), (m) and (n). Conditions (d) to (g) inclusive may be waived by agreement in writing by Catlin and Wellington.

Wellington reserves the right to waive either of conditions (m) or (n) in whole or in part.

In the event that Catlin intends to declare the Offer unconditional in all respects (save for satisfaction of condition (c)) it shall be entitled to give written notice ("the Catlin Notice") to Wellington requiring Wellington to notify Catlin in writing as soon as practicable and in any event within one Business Day whether or not conditions (d) to (g) inclusive, (m) and (n) have been fulfilled and, if they have not, whether Wellington wishes to waive them. The Catlin Notice shall contain a confirmation that, so far as Catlin is aware (but without making enquiry) there is no event, circumstance or matter which has occurred which would mean that any of the conditions referred to in paragraphs (d) to (g) inclusive, (m) or (n) have not been fulfilled. Unless Wellington advises Catlin within such period that any of conditions (d) to (g) inclusive, (m) or (n) have not been fulfilled nor have been waived, such conditions shall be deemed to have been fulfilled or waived provided that Catlin declares the Offer unconditional in all respects (save for satisfaction of condition (c)) within one Business Day after the expiry of such period.

Subject to the immediately preceding paragraph, Wellington shall not be under any obligation to waive or treat as satisfied either of the conditions referred to in paragraphs (m) and (n) above by a date earlier than the date specified below for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Catlin is required by the Panel to make an offer for Wellington Shares under the provisions of Rule 9 of the City Code, Catlin may make such alterations to the above conditions, including condition (a), as are necessary to comply with the provisions of that Rule.

FURTHER PROVISIONS RELATING TO THE OFFER

The Offer is final and will not be increased, except that Catlin reserves the right to increase the Offer if any third party announces a firm intention to make an offer for Wellington.

The Offer will lapse unless all the conditions relating to the Offer have been fulfilled or satisfied or (if capable of waiver) waived, at midnight on the twenty first day after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances, or in each case such later date as Catlin may, with the consent of the Panel or in

accordance with the Code, decide. Catlin shall be under no obligation to waive or treat as satisfied any of conditions (b) to (g) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment. Wellington shall be under no obligations to waive or treat as satisfied any of conditions (d) to (g) inclusive, (m) or (n) by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment.

The Offer will lapse (unless the Panel otherwise consents) if, before the First Closing Date or the time and date when the Offer becomes or is declared unconditional as to acceptances (whichever is the later), the Offer, or any aspect of it, is referred to the Competition Commission or the European Commission either initiates proceedings under Article 6(1)(c) of Council Regulation (EC) No 139/2004 or, following a referral by the European Commission to a competent authority in the United Kingdom under Article 9(1) of that Regulation, there is a subsequent reference to the Competition Commission.

If the Offer lapses, the Offer will cease to be capable of further acceptance and Catlin, JPMorgan Cazenove and accepting Wellington Shareholders shall then cease to be bound by Forms of Acceptance and Election delivered at or before the time when the Offer lapses.

The Offer will be governed by English law and be subject to the jurisdiction of the English courts.

The Offer will comply with the rules and regulations of the Financial Services Authority, the London Stock Exchange and with the Code.

The Wellington Shares are to be acquired by Catlin pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, pre-emptive rights and other third party rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid, after the date of this Announcement save for the interim dividend of 1.6 pence per Wellington Share payable in respect of the six months ended 30 June 2006 to be paid on 24 November 2006 to Wellington Shareholders on the register as at 15 September 2006.

The Offer is not being made, directly or indirectly, in or into, Australia, Canada or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Each of conditions (a) to (n) shall be regarded as a separate condition and shall not be limited by reference to any other condition.

Appendix II

Sources and Bases of Information

In this Announcement:

1. Unless otherwise stated:

(i) information relating to Wellington has been extracted without material adjustment from the audited financial statements of Wellington for the relevant financial year or from Wellington's unaudited interim results and trading statements; and

(ii) information relating to Catlin has been extracted without material adjustment from the audited financial statements of Catlin for the relevant financial year or from Catlin's unaudited interim results and trading statements.

2. Unless otherwise stated, all prices quoted for shares are closing middle market prices and are derived from the Daily Official List of the London Stock

Exchange.

3. The value of the whole of the issued share capital of Wellington of approximately £591 million is based upon 486,807,484 shares being the number of existing issued shares of Wellington as at the close of business on the last Business Day preceding the date of this Announcement and an offer value of approximately 121 pence per Wellington Share.

4. The number of New Catlin Shares to be issued pursuant to the Offer, being 82,757,272 (assuming full acceptance of the Offer and no options existing under the Wellington Share Schemes are exercised) is based on 486,807,484 Wellington Shares in issue on 27 October 2006.

5. All share prices expressed in pence have been rounded to one decimal place and all percentages have been rounded to zero, one or two decimal places.

6. As at 27 October 2006 (being the last Business Day before this Announcement), 486,807,484 Wellington Shares were in issue. The International Securities Identification Number for Wellington Shares is GB0009474080. In addition, as at 27 October 2006 (being the last Business Day before this Announcement) 163,744,088 Catlin Shares were in issue. The International Securities Identification Number for Catlin Shares is BMG196F11004.

Appendix III

Definitions

The following definitions apply throughout this Announcement unless the context otherwise requires:

"2005 US Hurricanes"	means hurricanes Katrina, Rita and Wilma which affected the US during the course of 2005;
"Acquisition"	means the proposed acquisition by Catlin pursuant to the Offer of the issued and to be issued share capital of Wellington;
"Admission"	means the admission of the New Catlin Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	means the requirements contained in the publication "Admission and Disclosure Standards" dated July 2006 (as amended from time to time) containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"Announcement"	means this announcement;
"Australia"	means the Commonwealth of Australia, its territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof;
"Business Day"	means any day (other than a Saturday or Sunday) on which banks generally are open for business in London (other than solely for settlement and trading in euro);
"Canada"	means Canada, its territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof;
"Catlin"	means Catlin Group Limited;
"Catlin Bermuda"	means Catlin Insurance Company Limited;
"Catlin Board", "Board	

of Catlin" or "Catlin Board of Directors"	means the board of directors of Catlin;
"Catlin Directors"	means the directors of Catlin;
"Catlin Group" excluding Wellington and the Wellington Group;	means Catlin and its subsidiary undertakings
"Catlin Shares" of Catlin;	means the common shares of $0.01 each in the capital
"Catlin Shareholders"	means the holders of Catlin Shares;
"Catlin UK"	means Catlin Insurance Company (UK) Ltd;
"Catlin US"	means Catlin Insurance Company Inc.;
"Cessation Application"	means the application to be made by Wellington pursuant to Lloyd's Major Syndicate Transactions Byelaw for WUAL to cease accepting new or renewal business on behalf of Syndicate 2020 with effect from 31 December 2006;
"City Code" or "Code"	means the City Code on Takeovers and Mergers of the United Kingdom;
"Citigroup Global Markets"	means Citigroup Global Markets Limited;
"Companies Act"	means the Companies Act 1985 as amended;
"Conditions"	means the conditions to the Offer set out in Appendix I (A);
"Disclosure Rules"	means the disclosure rules and regulations made by the UK Listing Authority;
"Enlarged Group"	means the Catlin Group and the Wellington Group following completion of the Acquisition;
"First Closing Date"	means the date no earlier than 21 days following the posting of the Offer Document to be specified as such in the Offer Document;
"Form of Acceptance and Election"	means the form of acceptance and election relating to the Offer which will accompany the Offer Document;
"FSMA"	means the Financial Services and Markets Act 200 as amended;
"Further Terms"	means the further terms of the Offer set out in Appendix I(B);
"Independent Competing Offer"	means an Independent Offer which is either announced before the Offer lapses or is withdrawn or is announced following the announcement of another Independent Offer which is itself announced before the Offer lapses or is withdrawn in accordance with its terms;
"Independent Offer"	means an offer (including by way of a scheme of arrangement) or proposal to acquire more than 50 per cent. of the Wellington Shares (when added to any Wellington Shares already owned or agreed to be acquired by the person making or entering into the offer or proposal) and which: (a) is made or entered into by a person who is not acting in concert with or an affiliate of (as those

	terms are defined in the Code) Catlin; and
	(b) does not relate to a reorganisation, reconstruction or redomestication of the Wellington Group and which does not result in a material change in the ultimate ownership of the Wellington Group;
"Interim Implementation Regulations"	means the Takeovers Directive (Interim Implementation) Regulations 2006;
"JPMorgan"	means JPMorgan Chase Bank, N.A.;
"JPMorgan Cazenove"	means JPMorgan Cazenove Limited;
"Lexicon Partners"	means Lexicon Partners Limited;
"Listing Rules"	means the listing rules and regulations made by the UK Listing Authority;
"Lloyd's"	means the Society and Corporation of Lloyd's incorporated by the Lloyd's Act of 1871;
"London Stock Exchange"	means London Stock Exchange plc;
"Mix and Match Facility"	means the mix and match facility under which Wellington Shareholders who validly accept the Offer may, subject to availability, elect to vary the proportion of New Catlin Shares and cash they will receive under the Offer;
"New Catlin Shares"	means Catlin Shares proposed to be issued fully paid to Wellington Shareholders pursuant to the Offer;
"Offer"	means the offer recommended by the Board of Wellington to be made by Catlin (including the Mix and Match Facility) to acquire Wellington Shares to be on the terms and subject to the conditions set out or referred to in this Announcement and to be set out in the Offer Document and, where the context admits, any subsequent revisions, variations, extensions or renewals thereof;
"Offer Document"	means the document to be sent to Wellington Shareholders containing the Offer;
"Official List"	means the Official List maintained by the UK Listing Authority;
"Panel"	means the United Kingdom Panel on Takeovers and Mergers;
"Prospectus"	means the prospectus to be issued by Catlin in connection with the proposed issue of New Catlin Shares and applications for Admission of the New Catlin Shares for the purposes of the Offer;
"Shares" or "Wellington Shares"	means the ordinary shares of 10 pence each in the capital of Wellington;
"Special General Meeting"	means the special general meeting of Catlin to be convened for the purposes of, inter alia, considering, and if thought fit, approving the Acquisition;
"Syndicate 2003"	means syndicate 2003 at Lloyd's;
"Syndicate 2020"	means syndicate 2020 at Lloyd's;

"UBS Investment Bank"	means UBS Limited;
"UK" or "United Kingdom"	means the United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority" or "UKLA"	means the United Kingdom Financial Services Authority in its capacity as the competent authority for listing under Part VI of the FSMA;
"US" or "United States" or "United States of America"	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;
"Wellington" or the "Company"	means Wellington Underwriting plc;
"Wellington Board", "Board of Wellington" or "Wellington Board of Directors"	means the board of directors of Wellington;
"Wellington Corporate Members"	means those subsidiaries of Wellington which are registered as corporate members of Lloyd's;
"Wellington Directors"	means the directors of Wellington;
"Wellington Group"	means Wellington and its subsidiary undertakings;
"Wellington Shareholders"	means the holders of Wellington Shares;
"Wellington Share Schemes"	means any or all of the Wellington Underwriting plc Performance Share Plan, the Wellington Underwriting plc 1996 Approved Executive Share Option Scheme, the Wellington Underwriting plc 1996 Executive Share Option (No. 2) Scheme, the Wellington Underwriting plc Savings Related Share Option Scheme, the Wellington Underwriting Holdings Limited Executive Share Option Scheme, the Wellington Underwriting plc Overseas Share Option Scheme and the Wellington Underwriting plc Deferred Equity Share Scheme;
"WSIC"	means Wellington Specialty Insurance Company;
"WUAL"	means Wellington Underwriting Agencies Limited; and
"WUI"	means Wellington Underwriting Inc..

All references to legislation in this Announcement are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

For the purpose of this Announcement, "subsidiary", "subsidiary undertaking", "undertaking" and " associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4(A) of the Companies Act). References to "£", "sterling", "p" and "pence" are to the lawful currency of the United Kingdom and references to "$", "dollar", "c" and "cents" are to the lawful currency of the United States of America.

END
OFFMMBFTMMBJMBF

REG-UBS AG (EPT) EPT Disclosure
Released: 30/10/2006

RNS Number:2080L
UBS AG (EPT)
30 October 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	CATLIN GROUP Ltd
Class of relevant security to which the dealings being disclosed relate (Note 1)	COMS SHS $0.01
Date of dealing	27 OCTOBER 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
21,146	5.10125 GBP	5.0875 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
211,906	5.1125 GBP	5.0500 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	133,099	5.0949 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	30 OCTOBER 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	CATLIN GROUP Ltd
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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REG-Citigroup GM UK Eqty EPT Disclosure
Released: 31/10/2006

RNS Number:2714L
Citigroup Global Markets UK EqtyLtd
31 October 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Citigroup Global Markets UK Equity Limited
Company dealt in	Catlin Group Limited
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ord/Equity
Date of dealing	30 October 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
115,500	GBP 5.0000	GBP 4.9000

Total number of securities sold	Highest price received (Note 3)	Lowest price
88,404	GBP 4.9500	GBP 4.9474

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	I c

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise pric

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	31 October 2006
Contact name	Neil Kober
Telephone number	020 7508 9050
Name of offeree/offeror with which connected	Wellington Underwriting

Nature of connection (Note 6) Corporate Broker

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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